Exhibit 3.1

Form of Articles of Amendment to the Restated Articles of Incorporation of PokerTek, Inc.

Pursuant to §55-10-06 of the General Statutes of North Carolina, the undersigned corporation hereby submits the following Articles of Amendment for the purpose of amending its Restated Articles of Incorporation:

1. The name of the Corporation is PokerTek, Inc. and its Restated Articles of Incorporation were filed with the Secretary of State on August 4, 2005.

2. Article 2 of the Corporation’s Restated Articles of Incorporation is hereby amended in its entirety to read as follows:

2.	Capitalization.

a.
Authorized Shares. The number of shares of stock that the Corporation shall have authority to issue is (i) 100,000,000 shares of Common Stock, no par value (the “Common Stock”) and (ii) 5,000,000 shares of one or more classes of preferred stock, no par value, to be established by the Board of Directors of the Corporation as provided herein (the “Preferred Stock”) or one or more series within a class so established.

b.
Preferred Stock. The Board of Directors is expressly authorized to establish one or more classes of Preferred Stock or one or more series within a class of Preferred Stock by fixing and determining the preferences, limitations and relative rights, including dividend, liquidation, conversion, voting, redemption and other rights, preferences and limitations of the class or series of shares so established, as shall be stated and expressed in the resolution establishing such class or series and providing for the issuance thereof adopted by the Board of Directors pursuant to the authority to do so that is hereby expressly vested in it including, without limiting the generality of the foregoing, the following:

i.	the designation of such class or series;

ii.
the dividend rate, if any, thereof, the conditions and dates upon which such dividends shall be payable, the preference or relation of such dividends to dividends payable on any other class or classes of capital stock of the Corporation or series within a class, and whether such dividends shall be cumulative or noncumulative;

iii.
whether the shares of such class or series shall be subject to redemption by the Corporation, and, if made subject to such redemption, the times, prices, rates, adjustments and other terms and conditions of such redemption;

iv.	the terms and amount of any sinking or similar fund provided for the purchase or redemption of the shares of such class or series;

v.
providing that the shares of such class or series may be convertible into or exchangeable for shares of capital stock or other securities of the Corporation or of any other corporation and the times, prices, rates, adjustments and other terms and conditions of such conversion or exchange;

vi.	the extent, if any, to which the holders of the shares of such class or series shall be entitled to vote as a class, series or otherwise with respect to the election of directors or otherwise;

vii.	the restrictions and conditions, if any, upon the issue or reissue of any additional Preferred Stock ranking on a parity with or prior to such shares as to dividends or upon dissolution;

viii.
the rights of the holders of the shares of such class or series upon the dissolution of, or upon the distribution of assets of, the Corporation, which rights may be different in the case of voluntary dissolution than in the case of involuntary dissolution; and

ix.	any other preferences, limitations or relative rights of shares of such class or series consistent with this Article 2 and applicable law.

3. Upon the effectiveness of these Articles of Amendment to the Restated Articles of  Incorporation (the “Effective Time”), the shares of common stock issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) are reclassified into a smaller number of shares such that each two to seven (2 to 7) shares of issued common stock immediately prior to the Effective Time are reclassified as and combined into one share of common stock (the “New Common Stock”), the exact ratio within the two to seven (2 to 7) range to be determined by the board of directors of the Corporation prior to the Effective Time and publicly announced by the Corporation (such combination and conversion, the “Reverse Stock Split”).

Notwithstanding the immediately preceding paragraph, no fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the foregoing reclassification of shares of Old Common Stock and the Corporation shall not recognize on its books any purported transfer of any fractional share of New Common Stock. In lieu thereof, all fractional shares shall be rounded up to the next whole number of shares.  Each stock certificate that, immediately prior to the Effective Date, represented shares of Old Common Stock shall, from and after the Effective Date, automatically and without any action on the part of the respective holders thereof, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (including any additional whole shares that result from rounding up any fractional shares).

4. The date of adoption of the amendment was June 22, 2010.

5. The amendment was approved by shareholder action, and such shareholder approval was obtained as required by Chapter 55 of the North Carolina General Statutes.

This 22nd day of June, 2010.

PokerTek, Inc. /s/ Mark D. Roberson
Mark D. Roberson
Chief Executive Officer and Chief Financial Officer